EXHIBIT 14.1

UNITED STATES OIL AND GAS CORP

CODE OF ETHICS AND CORPORATE CONDUCT

Adopted
APRIL 2011

INTRODUCTION

Purpose of Compliance and this Code

We are committed to conducting business ethically and according to the law.  The purpose of this Code of Ethics and Corporate Conduct (this “Code”) is to provide a summary of certain of our key policies and procedures.  This Code is just one element of our overall effort to ensure lawful and ethical conduct on the part of the Company, our directors, officers, employees, contractors and consultants.

It is part of our endeavor to maintain a corporate culture that includes compliance with the underlying corporate policies themselves, an open relationship between employees and supervisors that is conducive to good business conduct, and, above all, the integrity and good judgment of our personnel.

Compliance with laws and ethical standards is necessary to preserve our reputation, which is crucial for obtaining and retaining business.  Our customers require companies with whom they work to maintain high ethical standards (as, in turn, do we).  At the same time, compliance failures cost money.  Deferring compliance efforts for some perceived short-term economic gain has been consistently proven to be a losing business strategy.

This Code, as applied to our principal financial officers, is our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.  This Code is also our “code of conduct” within the meaning of the National Association of Securities Dealers Rule 4350(n).

Corporate Compliance Policy and Administration

It is our policy to prevent the occurrence of unethical or unlawful behavior, to halt any such behavior that may occur as soon as reasonably possible after its discovery, and to discipline those who engage in such behavior as well as those individuals who allow such behavior by their subordinates to go undetected by failing to exercise appropriate supervision and oversight or failing to act on their knowledge thereof.

The Chief Executive Officer has ultimate responsibility for administering and overseeing compliance with this Code and all related policies and procedures, and supports our Legal Counsel in ensuring we comply with applicable laws and regulations.

How to Seek Help and Get Information

This Code is only a summary of certain of our key policies and procedures, and is not intended to be a comprehensive rulebook or to address every situation that you may face.  If you are faced with a difficult business decision that is not addressed in this Code, ask yourself the following questions:

•	Is it honest and fair?
•	Is it in our best interests?
•	Is it legal?
•	Does this make me feel good about myself and the Company?
•	Would I feel comfortable if an account of these actions were published with my name on the front page of my local newspaper?

If your answer to any one of these questions is “no,” do not do it.  If you are not sure about the answers to these questions, or have any doubts about whether the proposed decision is consistent with our ethical standards, seek help.  We encourage you to first contact your supervisor for help.  If your supervisor cannot answer your question, or if you are not comfortable discussing the question with your supervisor, or with your supervisor’s answer, please seek additional assistance.  If your question pertains to whether a particular course of action (or inaction) would violate this Code or any of the policies referenced here, please contact the Chief Executive Officer.

It Starts With Me: Reporting Suspected Wrongful Conduct

We are committed to maintaining a culture of integrity and, specifically, detecting and putting a stop to any violations of this Code, law, regulations or policy. It is impossible for the Company to detect all misconduct that may occur.  You should consider reporting a known or suspected violation of this Code by others not as an act of disloyalty, but rather as an action to safeguard the reputation and integrity of the Company and our employees.

If you know of or suspect misconduct, or if you observe something that simply does not seem right report your concern to your supervisor.  Your supervisor will contact the Chief Executive Officer, who will work with you and your supervisor to investigate your concern.  If you are not comfortable reporting the conduct to your supervisor or you do not get a satisfactory response in a timely manner, you should contact the Chief Executive Officer as follows:

•	e-mail: alex@usaoilandgas.com
•	phone: +1.512.467.1225
•	U.S. mail or other delivery: 11782 Jollyville Road, Suite 211B, Austin, TX 78759

For any issues related to our accounting, internal controls or auditing policies or practices, you may also contact the Chairman of our Audit Committee, through the Chief Executive Officer, by using any of the above-stated methods.

All questions and reports of known or suspected violations of the law or this Code will be treated with maximum sensitivity and discretion, and, we will protect your confidentiality to the fullest extent possible consistent with applicable law and our need to investigate your concern.

Policy against Retaliation

We strictly prohibit retaliation against an employee who, in good faith, seeks help or reports known or suspected violations of this Code or the law.  Anyone who retaliates against an employee who in good faith reported misconduct or sought help will be subject to discipline, including possible termination of employment.

Waivers of This Code

We do not anticipate that there will be waivers of this Code.  Any waivers must be made in writing, and only our Chief Executive Officer and Chief Financial Officer, may make waivers of this Code for employees.  Any waiver of this Code for our directors and executive officers, including our principal financial officers, may be made only by our Board and will be disclosed to the public as required by law.

HOW TO AVOID CONFLICTS OF INTEREST

Identifying Conflicts of Interest

A conflict of interest may occur when an employee’s private interest interferes, or appears to interfere, with our interests.  Such a conflict results in divided loyalties, and when loyalties are divided, it is hard to be objective about a decision.  You must avoid any private interest that influences your ability to act in our best interests, makes it difficult to perform your work objectively and effectively, or gives the appearance that you have a conflict.  The following are situations that could lead to possible conflicts of interest:

•	Outside Employment;
•	Service on Boards and Committees;
•	Receipt of Improper Personal Benefits;
•	Investments in Public and Private Companies; and
•	Inventions, Public Speaking, Books and Publications.

PROTECTION AND USE OF COMPANY ASSETS AND RESOURCES

Our valuable assets – in particular, our intellectual property and the technological and other systems that protect it – are critical to the continued success of our business strategy.  Employees should therefore protect our assets and ensure their efficient use for legitimate business purposes only.  Theft, carelessness and waste have a direct impact on our profitability.  To ensure the protection and proper use of our assets, each employee should:

•	Exercise reasonable care to prevent theft, damage or misuse of our property.
•	Promptly report the actual or suspected theft, damage or misuse of our property to a supervisor.

•
Use our telephone system, other electronic communication services, written materials and other property primarily for business-related purposes and in a manner that does not reflect negatively on us or our customers.

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Safeguard all electronic programs, data, communications and written materials from inadvertent access by others.  Without obtaining permission from a supervisor, employees should never download and save our documents or information onto their personal computers or storage systems or to the computer or storage system of any third party.

•	Use our property only for legitimate business purposes, as authorized in connection with your job responsibilities.

Confidential Information

We have and will continue to develop, compile and own certain confidential information (including trade secret information) that has great value to our business. It is essential that you (i) protect our confidential information and use it only for appropriate, authorized purposes, (ii)  avoid disclosing confidential information to any person who is not an employee of ours unless you are authorized to do so, and (iii) avoid allowing others to misappropriate our confidential information.  Please also refer to the Confidentiality Agreement or similar agreement between you and the Company.

Additionally, employees must protect the confidential, sensitive or private information of third parties, including those with whom we have business relationships, and we must protect such information from disclosure and/or misappropriation just as carefully as we protect our own confidential information.  The above-stated requirements concerning the use of our confidential information apply equally to the confidential information of others.  An employee’s obligations to protect the confidential information described above continue after he or she leaves the Company.

Political Contributions and Activities

Our assets – including employees’ work time, use of our premises, use of our equipment or our name, and of course funds and other physical assets – may not be used for or contributed to any political candidate, political action committee, party or ballot measure without the prior written permission of the Chief Executive Officer.  Employees may participate in any political activities of their choice on an individual basis, with their own money and on their own time.

COMPANY RECORDS

Accurate and reliable records are crucial to our business.  Our records are the basis of financial reports and other disclosures to the public and are the source of essential data that guides our business decision-making and strategic planning.  Our records include sales and booking information, payroll, timecards, employee records, travel and expense reports, e-mails, accounting and financial data, measurement, test, production and performance records, electronic data files and all other records maintained in the ordinary course of our business.  All of our records must be complete, accurate and reliable in all material respects.  There is never a valid reason to make false or misleading reports or entries, and we will not condone or authorize such reports or entries.

Undisclosed or unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited. Ask your supervisor or the Chief Executive Officer if you have any questions.

Our business goals depend on the efficient retention of business records, including electronically-created records such as email. Maintaining certain business records ensures both that we have access to important information should disputes arise and that we comply with applicable laws and regulations concerning records retention.

ACCURACY OF FINANCIAL REPORTS/OTHER PUBLIC COMMUNICATION

As a public company we are subject to various securities laws, regulations and reporting obligations.  Both federal law and our policies require the prompt disclosure of accurate and complete information regarding our business, financial condition and results of operations.  Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage us (by negatively affecting our ability to plan, forecast and make other critical business decisions) and also result in legal liability.

Employees who have complaints or concerns about accounting, internal controls, auditing matters, or deceptive financial practices should contact their supervisor or the Chief Executive Officer.  Examples of things that should be reported include:

•	Financial results that seem inconsistent with the performance of underlying business transactions;
•	Inaccurate Company records, such as overstated expense reports, or erroneous time sheets or invoices;
•	Transactions that do not seem to have a good business purpose; and
•	Requests to circumvent ordinary review and approval procedures.

Our principal financial officers and other employees working with our financial officers have a special responsibility to ensure that our financial and accounting practices support financial disclosures that are complete, fair, accurate, timely and understandable.  These employees must understand and comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

COMPETITION AND FAIR DEALING

We compete vigorously, but fairly.  The economies of the United States and many other markets in which we operate depend on a system of free and fair competition.  As a result, our policy is to compete vigorously and ethically while complying with all antitrust, monopoly, competition or cartel laws in all countries, states or localities in which we conduct business.  Employees must therefore act at all times in ways that avoid even the appearance of anti-competitive behavior.  All employees are obligated to deal fairly with fellow employees and with our customers, suppliers, competitors and other third parties. Employees should avoid taking unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation or any other unfair dealing practice.

COMPLIANCE WITH ANTITRUST LAWS

In general, U.S. antitrust laws forbid agreements or actions “in restraint of trade.”  The following is a summary of some of the actions that are violations of U.S. antitrust laws:

•	Price Fixing. We may not agree with our competitors to raise, lower or stabilize prices or any element of price, including discounts and credit terms.
•	Limitation of Supply. We may not agree with our competitors to limit our production or restrict the supply of our services.
•	Allocation of Business. We may not agree with our competitors to divide or allocate markets, territories or customers.
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Boycott.  We may not agree with our competitors to refuse to sell or purchase products from third parties.  In addition, we may not prevent a customer from purchasing or using non-Company products or services.

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Tying.  We may not, through the exercise of market power, require a customer to purchase a product that it does not want as a condition to the sale of a different product that the customer does wish to purchase.  Because the risks of such a requirement are substantial, and because the circumstances where such a requirement might be illegal are often difficult to distinguish, it is your responsibility to contact the Chief Executive Officer promptly for assistance, review and approval before entering into any such agreement.

ENVIRONMENT, HEALTH AND SAFETY

We are committed to providing a safe and healthy working environment for its employees and to avoiding adverse impact and injury to the environment and the communities in which we do business.  Employees must comply with all applicable environmental, health and safety laws, regulations and our standards. It is your responsibility to understand and comply with the laws, regulations and policies that are relevant to your job and those which you supervise. Failure to comply with environmental, health and safety laws and regulations can result in civil and criminal liability against you and us, as well as disciplinary action by us, up to and including termination of employment.  You should contact your supervisor or the Chief Executive Officer if you have any questions about the laws, regulations and/or policies that apply to you and those whom you supervise. Environment Employees should strive to conserve resources and reduce waste and emissions through recycling and other energy conservation measures.  You have a responsibility to promptly report any known or suspected violations of environmental laws or any events that may result in a discharge or emission of hazardous materials.

Health and Safety

We are committed not only to comply with all relevant health and safety laws, but also to conduct business in a manner that protects the safety of our employees.  If you have a concern about unsafe conditions or tasks that present a risk of injury to you or anyone else, please report these concerns immediately to your supervisor.

EMPLOYMENT PRACTICES

We succeed because of our people.  Our ability to compete effectively in existing markets and to expand into new ones is directly linked to attracting and retaining the best and brightest employees.  In part for this reason, but also because it is simply the right thing to do, we pursue fair employment practices in every aspect of our business.  You should contact your manager or the Chief Executive Officer if you have any questions about the laws, regulations and policies that apply to you and those whom you supervise.

Equal Employment Opportunity and Harassment Policies

It is our policy to employ, retain, promote, terminate and otherwise treat all employees and job applicants on the basis of merit, qualifications and competence.  This policy applies without regard to sex, race, color, national origin, ancestry, citizenship, sexual orientation, religion, age, physical or mental disability, medical condition or marital status.  In keeping with this commitment, we maintain a strict policy prohibiting unlawful harassment of any kind, including sexual harassment and harassment based on any of the characteristics noted above.  This policy applies to all of our directors, officers and employees and also extends to harassment of or by vendors, contractors, consultants and others doing business with us.

COMPLIANCE WITH OTHER LAWS AND REGULATIONS

Obeying the law, both in letter and in spirit, is the foundation on which our ethical standards are based.  We believe that employees who obey the law and abide by high ethical standards are also more productive.  Failures to obey legal or ethical standards can also cost the company money in legal fees, fines, penalties, sanctions or the opportunity cost of management and other employees’ time spent addressing such failures.  Each employee has an obligation to comply with federal and national laws and the laws of the states, provinces, counties and local jurisdictions in which we operate.  We will not tolerate any activity that violates any laws, rules or regulations applicable to us or our employees or representatives.  This includes, without limitation, laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, unlawful employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets.  You are expected to understand and comply with all laws, rules and regulations that apply to your job position.  If any doubt exists about whether a course of action is lawful, you should seek advice immediately from your supervisor or the Chief Executive Officer.

Compliance with Insider Trading Laws

With certain limited exceptions, it is illegal to purchase or sell our securities when you are in possession of inside information.  It is also illegal to disclose or “tip” inside information to others who then trade on the basis of such inside information.  In other words, if you disclose inside information to another person (called a “tippee”) who then purchases or sells our securities or who in turn discloses such information to a third party who then purchases or sells our securities, you may be liable for the same civil penalties as if you had engaged in the transaction directly, even if you do not trade or benefit from trading by others on the basis of your tip.

Public Communications and Regulation FD

We place a high value on our credibility and reputation, both of which remain vital to our continued ability to succeed by allowing us to retain and build enduring relationships with customers.  What is written or said about us in the news media and investment community directly impacts our reputation.  In connection with our public communications, we are required to comply with a rule under the federal securities laws referred to as Regulation FD (which stands for “fair disclosure”).  Regulation FD provides that, when we disclose material, non-public information about the Company to securities market professionals or any shareholder (where it is reasonably foreseeable that shareholders will trade on the information), we must also disclose the information to the public. “Securities market professionals” generally include analysts, institutional investors and other investment advisors.  Employees who receive inquiries about us or our securities from securities analysts, reporters, investors, potential investors or others should decline to comment.  Employees should direct all inquiries from securities analysts, investors or potential investors to the Chief Financial Officer or Investor Relations.  All media inquires must be directed to Corporate Communications.

Anti-Corruption

Anti-corruption laws enacted around the world, including the United States Foreign Corrupt Practices Act (the “FCPA”), prohibit us and our employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any governmental official, political party, candidate for political office or official of a public international organization.   The FCPA prohibits the payment of bribes, kickbacks or other inducements to foreign officials.  This prohibition also extends to payments to a sales representative or agent if there is reason to believe that the payment will be used indirectly for a prohibited payment to a foreign official.  The FCPA also contains accounting provisions that require us to keep accurate books and records of our business dealings.  All financial records – including without limitation expense reports, invoices and records of commission payments – must accurately describe any expense incurred by us.  Violation of the FCPA is a crime that can result in severe fines and criminal penalties both to us and individual employees, as well as disciplinary action by us, up to and including termination of employment.

We take our obligations under the FPCA and other anti-corruption laws seriously and expect that our directors, officers, employees, contractors and consultants do the same.  You may never offer, provide or authorize, or permit a channel partner, supplier or other vendor of ours to offer, provide or authorize, any payment of money are other item of value (including an offer of employment) to any foreign official for the purpose of influencing the foreign official to act or not act in any way that would provide a business advantage to us.  Nor may you offer, provide or permit the payment of money or other item of value to any person – whether or not a government official - in an attempt to bribe or otherwise corruptly induce the person to provide a business advantage to us.  For more information, or if you have any questions concerning the permissibility of a business payment, please ask your supervisor or the Chief Executive Officer.

Other Laws Governing Our Business

We are subject to U.S. anti-boycott laws and regulations, which prevent U.S. companies and certain of their subsidiaries from taking action in support of a boycott imposed by a foreign country upon a nation that is friendly with the United States.  Boycott laws often change and must be closely monitored.  To ensure compliance, any boycott issue must be referred to the Chief Executive Officer.

ENFORCEMENT OF THIS CODE

As noted throughout this document, this Code was created to communicate the ethical principles which form the foundation of our business.  Compliance with this Code will not only ensure we live by those standards, but will also ensure our business continues to grow and succeed.  It is our policy that any employee who violates this Code will be subject to appropriate discipline, which may include a variety of potential sanctions, including termination of employment.  This determination will be based upon the facts and circumstances of each particular situation.  An employee accused of violating any part of this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline. We expect all employees to cooperate in internal investigations of misconduct and unethical behavior.  Employees who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms.  We may also face substantial fines and penalties and may incur damage to our reputation and standing in the community.  Your conduct as a representative of ours, if it does not comply with the law and with this Code, can result in serious consequences for both you and us.